CONFIDENTIAL TREATMENT REQUESTED BY STARBOARD VALUE LP
PURSUANT TO 17 C.F.R. § 200.83: SB CTR 09/25/14

O L S H A N	PARK AVENUE TOWER ● 65 EAST 55TH STREET ● NEW YORK, NEW YORK 10022 TELEPHONE: 212.451.2300 ● FACSIMILE: 212.451.2222

EMAIL:  AFREEDMAN@OLSHANLAW.COM
DIRECT DIAL:  212.451.2250

September 25, 2014

 CERTAIN PORTIONS OF THIS LETTER HAVE BEEN OMITTED FROM THE VERSION FILED VIA EDGAR. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. INFORMATION THAT WAS OMITTED IN THE EDGAR VERSION HAS BEEN NOTED IN THIS LETTER WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***]”.

VIA EDGAR, OVERNIGHT MAIL AND ELECTRONIC MAIL

Mellissa Campbell Duru
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 3628
100 F Street, N.E.
Washington, D.C. 20549

Re:	Darden Restaurants, Inc. (“Darden” or the “Company”)
Definitive Additional Soliciting Materials filed on Schedule 14A by Starboard, et al.
Filed September 9, 10, 11, & 12 2014
File No. 1-13666

Schedule 13D/A filed by Starboard, et al.
Filed September 10, 2014
Filed No 005-44577

Dear Ms. Duru:

We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 16, 2014 (the “Staff Letter”), with regard to the above-referenced matter.  We have reviewed the Staff Letter with Starboard and provide the following responses on its behalf.  For ease of reference, the comments in the Staff Letter are reproduced in italicized form below.

O L S H A N F R O M E W O L O S K Y L L P	WWW.OLSHANLAW.COM

September 25, 2014 Page 2	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 09/25/14

Because of the commercially sensitive nature of information contained herein, this submission is accompanied by a request for confidential treatment for selected portions of this letter. The Company has filed a separate letter with the Office of Freedom of Information and Privacy Act Operations in connection with the confidential treatment request, pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83.  For the Staff’s reference, we have enclosed a copy of the Company’s letter to the Office of Freedom of Information and Privacy Act Operations as well as a copy of this correspondence, marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

Schedule 13D/A filed September 10, 2014

1.
We note the reference to the filing persons’ inspection of the books and records of the company.  Supplementally provide the staff with a summary of the “important information and insights” Starboard has gleaned from its inspection to date.  Also, provide a summary of the alleged material inconsistencies the filing persons believe are evidenced in Darden’s public soliciting materials versus its books and records.

We acknowledge the Staff’s comment and advise on a supplemental basis that due to the Confidentiality Agreement between Starboard and Darden, dated August 18, 2014 (the “Confidentiality Agreement”), in connection with Starboard’s inspection of the Company’s books and records, we do not believe that Starboard is permitted to disclose the requested information under the terms of the Confidentiality Agreement, to the Commission or otherwise. We have reviewed the Confidentiality Agreement in detail and note that while it contains certain limited exceptions, such exceptions do not appear to permit disclosure of the requested information under these circumstances.  Further, we would like to emphasize the fact that the Florida court denied Starboard’s September 8th expedited motion seeking an order to lift confidentiality designations and seek relief from the Confidentiality Agreement.  Accordingly, Starboard is not permitted to disclose the “important information and insights” it has gleaned from its inspection to date or the “material inconsistencies” believed to be evidenced in Darden’s public soliciting materials versus the Company’s books and records.

RULE 83 CONFIDENTIAL TREATMENT REQUESTED BY STARBOARD VALUE LP; SB CTR 09/25/14: REQUEST NUMBER 1

[***]

Soliciting Materials filed September 9, 10, 11, & 12

2.	You reference non-GAAP financial measures throughout your soliciting materials. In future filings, please provide the reconciliation required by Regulation G.

We acknowledge the Staff’s comment and hereby confirm that in future filings, we will provide the reconciliation required by Regulation G when referencing non-GAAP financial measures.

3.
Refer to the slide “Opportunities for value creation...” (slide 4 of the September 11 presentation).  In future filings, succinctly clarify the basis for the assumptions outlined in the footnotes.  For example, disclose whether the assumptions regarding rental rates represent an average across all markets or select markets or assumptions regarding the average rental term.  Disclose why the filing persons believe the assumptions used are most representative.  Refer generally to Rule 14a-9.

We acknowledge the Staff’s comment and hereby confirm that in future filings, we will succinctly clarify the basis for the assumptions outlined in the footnotes and disclose why we believe the assumptions we used are most representative.

September 25, 2014 Page 3	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 09/25/14

4.
Supplementally provide us with the referenced 13D Monitor article, marked to show the relevant excerpts you are quoting.  If these statements are reproduced in future filings, please identify the companies upon which the statements are based and if material to an understanding of how returns grew relative to the S&P 500, disclose the significant corporate actions undertaken by Starboard upon gaining seats on the board of the companies (i.e., spin-offs, mergers, etc.).  Additionally, provide balanced disclosure by disclosing material negative impacts attributed to the changes implemented by Starboard, which may have occurred in the short-term and prior to any of the improvements in shareholder value.

We acknowledge the Staff’s comment and are supplementally providing the e-mail from 13D Monitor marked to show the relevant excerpt quoted, which is attached hereto as Exhibit A. In addition, we hereby confirm that if such statements are reproduced in future filings, we will identify the companies upon which the statements are based and if material to an understanding of how returns grew relative to the S&P 500, we will disclose the significant corporate actions undertaken by Starboard upon gaining seats on the board of the companies.  Additionally, if such statements are used in future filings, we will provide balanced disclosure by disclosing material negative impacts attributed to the changes implemented by Starboard, which may have occurred in the short-term and prior to any of the improvements in shareholder value.

5.
If the comparison is referenced in future filings, please acknowledge clearly and consistently that the turnaround experienced at Office Depot has not been replicated at all the companies Starboard has invested in.  Also, consistently disclose that past performance is not predictive of future results.

We acknowledge the Staff’s comment and hereby confirm that if the comparison is referenced in future filings, we will acknowledge clearly and consistently that the turnaround experienced at Office Depot has not been replicated at all the companies Starboard has invested in and we will consistently disclose that past performance is not predictive of future results.

6.
We remind you that a reasonable basis must exist for the opinions you express.  In future filings, avoid opining that a turnaround plan that has not yet been deployed will produce “enormous shareholder value...”  While it is reasonable to believe a plan may or may not yield certain projected results, there is insufficient basis to opine that the magnitude of improvements you predict will be achieved.  In this regard, we note the variety of assumptions, steps and unpredictable future events that could impact whether the projected results are achieved and if achieved, the magnitude of the value it could provide to shareholders.  Refer generally to Rule 14a-9.

We acknowledge the Staff’s comment and hereby confirm that in future filings, we will avoid opining that a turnaround plan that has not yet been deployed will produce “enormous shareholder value...”.  We note that the press release filed by Starboard on September 16, 2014, was issued prior to our receipt of the Staff Letter, however, we will be sure to adhere to this comment in future filings.

September 25, 2014 Page 4	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 09/25/14

7.
Please supplementally provide us with the basis for your statements on slide 44, in which you attempt to highlight Darden’s stock price performance relative to its proxy peer groups’ while under the listed persons’ tenure/management.

We acknowledge the Staff’s comment and are supplementally providing the following support for the statements on slide 44:

Director nominee	Start Date

Michael Barnes	6/19/2012

Christopher Fraleigh	11/3/2008

David Hughes	12/13/2001

William Lewis	3/22/2005

Maria Sastre	9/24/1998

Leonard Berry	9/20/2001

Victoria Harker	11/2/2012

Charles Ledsinger	3/22/2005

Senator Connie Mack III	3/21/2001

Michael Rose	5/9/1995

William Simon	6/19/2012

Starboard calculated total shareholder return (TSR) of Darden versus its proxy peers during the above referenced time periods to demonstrate the underperformance of Darden while under the direction of the current management team and Board.  As disclosed in the slide, Starboard calculated TSR using Capital IQ.

8.
Refer to Note b of Rule 14a-9.  Please correct the slide in which you assert that Mr. Odland’s SEC settlement involved violations of Regulation FD and option backdating.  The settlement did not include any allegations or findings with respect to options backdating.  Please file corrective disclosure.

We acknowledge the Staff’s comment and hereby confirm that we will file corrective disclosure accordingly.  Please note that because the re-filed presentation may be deemed a future filing, we are currently working on implementing the Staff’s other comments throughout the presentation and expect to be in a position to file by early next week.

September 25, 2014 Page 5	Confidential Treatment Requested By Starboard Value LP Pursuant to 17 C.F.R. § 200.83: SB CTR 09/25/14

9.
It has come to our attention that in at least one incident, a shareholder received a telephonic soliciting call in which the proxy solicitor did not identify that it was soliciting on your behalf.  We remind you of your obligations to file any written communications, including scripts that may be used in soliciting shareholders.  Refer to Rule 14a-6 (b) and (c).  In addition, if solicited orally via the phone, please advise us of whether Okapi Partners LLC is clearly identifying that it is soliciting on your behalf each time.  Refer generally to Rule 14a-9(a).

We acknowledge the Staff’s comments and hereby confirm that we understand our obligations to file any written communications, including scripts that may be used in soliciting shareholders.    In addition, we hereby confirm that Okapi Partners LLC is clearly identifying that it is soliciting on behalf of Starboard each time it communicates with shareholders.

*     *     *     *     *

Confidential treatment is being requested by Starboard Value LP, with principal offices at 777 Third Avenue, 18th Floor, New York, New York 10017.  Please contact Jeffrey C. Smith, Managing Member and the Chief Executive Officer and Chief Investment Officer, at (212) 845-7977, or the undersigned at (212) 451-2250, with any questions relating to the information requested for confidential treatment.

In addition, the Staff is invited to contact the undersigned with any comments or questions it may have.  We would appreciate your prompt advice as to whether the Staff has any further comments.  Thank you for your assistance.

Sincerely,

/s/ Andrew Freedman

Andrew Freedman

Enclosure

cc:           Jeffrey C. Smith

Exhibit A